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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13G


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         VISTA Information Solutions, Inc.
                                  (Name of Issuer)

                                    Common Stock
                           (Title of Class of Securities)

                                      928365204
                                    (CUSIP Number)

                                 December 31, 1998
              (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed

     / /  Rule 13d - 1(b)

     / /  Rule 13d - 1(c)

     /X/  Rule 13d - 1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 7 pages

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CUSIP NO. 928365204                      13G                 PAGE 2 OF 7 PAGES

        NAME OF REPORTING PERSON
    1   S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Patrick Rivelli

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                (a) / /
                                                (b) / /

    3   SEC USE ONLY


    4   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States


                     5    SOLE VOTING POWER
                          10,980
    NUMBER OF
      SHARES         6    SHARED VOTING POWER
   BENEFICIALLY           811,654
     OWNED BY
     BY EACH         7    SOLE DISPOSITIVE POWER
    REPORTING             10,980
      PERSON
       WITH          8    SHARED DISPOSITIVE POWER
                          811,654


    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         847,654

   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         / /

   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.3%

   12    TYPE OF REPORTING PERSON *
         IN


*SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 2 of 7 pages

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CUSIP NO. 928365204                      13G                 PAGE 3 OF 7 PAGES


    1   NAME OF REPORTING PERSON
        S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        James Silcock

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                (a) / /
                                                (b) / /

    3   SEC USE ONLY


    4   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States


                     5    SOLE VOTING POWER
                          0
    NUMBER OF
      SHARES         6    SHARED VOTING POWER
   BENEFICIALLY           836,654
     OWNED BY
     BY EACH         7    SOLE DISPOSITIVE POWER
    REPORTING             0
      PERSON
       WITH          8    SHARED DISPOSITIVE POWER
                          836,654


    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         800,674

   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         / /

   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.3%

   12    TYPE OF REPORTING PERSON *
         IN


*SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 3 of 7 pages
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Schedule 13G
Patrick Rivelli
James Silcock (cont.)

ITEM 1.

     (a)  Name of Issuer:  VISTA Information Solutions, Inc.

     (b)  Address of Issuer's Principal Executive Offices:

          5060 Shoreham Pl., #300, San Diego, CA 92122

ITEM 2.

     (a)  Name of Person Filing:

          This statement is being filed on behalf of Patrick Rivelli and James Silcock.

     (b)  Address of Principal Business Office or, if none, Residence:

          c/o VISTA Information Solutions, Inc.
          5060 Shoreham Pl., #300
          San Diego, CA 92122

     (c) Citizenship: Patrick Rivelli and James Silcock are citizens of the United States.

     (d)  Title of Class of Securities:  Common Stock, $0.01 par value

     (e)  CUSIP Number:  928365204

ITEM 3.   STATUS OF PERSON FILING:

     Not applicable.

ITEM 4.   OWNERSHIP

     (a)-(b) As of December 31, 1998, Patrick Rivelli beneficially owned 847,634 shares, or 5.3% of the Common Stock. Mr. Rivelli beneficially owned 264,484 of such shares as a General Partner of Sunwestern Investment Fund III ("Investment Fund"), 285,999 of such shares as a General Partner of Sunwestern Cayman 1988 Partners ("Investment Partners"), 286,171 of such shares as a General Partner of Mapleleaf Capital, Ltd. ("Mapleleaf"), and 10,980 shares in his individual capacity.

     As of December 31, 1998, James Silcock beneficially owned owned 836,654 shares, or 5.3% of the Common Stock. Mr. Silcock beneficially owned 264,484 of such shares as a General Partner of Sunwestern Investment Fund III ("Investment Fund"), 285,999 of such shares as a General Partner of Sunwestern Cayman 1988 Partners ("Investment Partners"), and 286,171 of such shares as a General Partner of Mapleleaf.

                              Page 4 of 7 pages
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Schedule 13G
Patrick Rivelli
James Silcock (cont.)

     (c)(i)-(iv) VOTING AND DISPOSITVE POWER

     Patrick Rivelli has the sole power to vote or direct the vote of 10,980 shares of Common Stock. As a General Partner of Mapleleaf, Investment Partners and Investment Fund, Patrick Rivelli shares power to vote or direct the vote of 836,654 shares of Common Stock. Patrick Rivelli has the sole power to dispose of or direct the disposition of 10,980 shares of Common Stock. As a General Partner of Mapleleaf, Investment Partners and Investment Fund, Patrick Rivelli shares power to dispose or to direct the disposition of 836,654 shares of Common Stock.

     James Silcock does not have the sole power to vote or direct the vote of any shares of Common Stock. As a General Partner of Mapleleaf, Investment Partners and Investment Fund, James Silcock shares power to vote or direct the vote of 836,654 shares of Common Stock. James Silcock does not have the sole power to dispose or direct the disposition of any shares of Common Stock. As a General Partner of Mapleleaf, Investment Partners and Investment Fund, James Silcock shares power to dispose or direct the disposition of 836,654 shares of Common Stock.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following:   / /

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF THE GROUP

          Not applicable.

ITEM 10.  CERTIFICATION

                              Page 5 of 7 pages
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Schedule 13G
Patrick Rivelli
James Silcock (cont.)

(a)  Not Applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that effect.

                              Page 6 of 7 pages

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Schedule 13G

                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February 15, 1999
                                        -----------------------------
                                        Date

                                         /s/ Patrick Rivelli
                                        -----------------------------
                                        Signature


                                           Patrick Rivelli
                                        -----------------------------
                                        Name/Title

                                         /s/ James Silcock
                                        -----------------------------
                                        Signature


                                          James Silcock
                                        -----------------------------
                                        Name/Title


                              Page 7 of 7 pages